UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                        Date of Report: December 20, 1999

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Fourth Floor, Euro Canadian Centre
                       Marlborough Street & Navy Lyon Road
                        P.O. Box SS-6293, Nassau, Bahamas
                     (Address of principal executive office)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F        X         Form 40- F
                                    ---------                 ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                     No     X
                                  ---------           ----------








Teekay Shipping Corporation ("Teekay") filed Articles of Domestication with the Registrar of Corporations of the Marshall Islands on December 20, 1999, resulting in the transfer of the domicile of Teekay from The Republic of Liberia to The Republic of the Marshall Islands.

The move of Teekay to the Marshall Islands is part of a larger reorganization of the corporate structure designed to streamline the corporate organization and create administrative efficiencies. The change in domicile will not affect the rights of shareholders or creditors of Teekay.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TEEKAY SHIPPING CORPORATION





Date: December 20, 1999                     By:      /s/ Peter S. Antturi
      -----------------                              ---------------------------
                                                     Peter S. Antturi
                                                     Vice President and Chief
                                                     Financial Officer